[WACHTELL, LIPTON, ROSEN & KATZ LETTERHEAD]

July 17, 2008

VIA EDGAR AND FACSIMILE

Susan Block

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop 7010

Washington, D.C. 20549-7010

Re:	Metals USA Holdings Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed on June 25, 2008

File No. 333-150999

Flag Intermediate Holdings Corp./Metals USA, Inc.

Form 10-K for the fiscal year ended December 31, 2007

Filed February 20, 2008

Form 10-Q for Period Ended March 31, 2008 Filed May 1, 2008

File No. 333.132918

July 17, 2008

Dear Ms. Block:

On behalf of Metals USA Holdings Corp. (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”), regarding the filing referenced above, which you delivered in a letter dated July 11, 2008.

We are providing under separate cover five copies of Amendment No. 2 to the above-referenced Registration Statement (“Amendment No. 2”), which reflects the Company’s responses and additional and revised disclosure. Two copies of Amendment No. 2 are marked to show changes from the filing of Amendment No. 1 to the Registration Statement on Form S-1 on June 25, 2008. We are providing courtesy copies of Amendment No. 2, clean and marked, to Kristin Shifflett, Margery E. Reich and Lauren Nguyen of the Staff.

For your convenience, the text of the Staff’s comments is set forth in bold text followed by the Company’s responses. All page references in the responses set forth below refer to pages of the amended Registration Statement.

Registration Statement on Form S-1

General

1.	We note your response to prior comment no. 2 and reissue in part. Please define or explain the term “value-added” when the term first appears.

Response: The Company has revised the Registration Statement on page 1 in response to the Staff’s comment.

Prospectus summary, page 1

Our Company, page 1

2.	We note your response to our prior comment no. 3 and revisions. Please revise to state as a belief that you serve an important function as an intermediary throughout.

Response: The Company has revised the Registration Statement on pages 1 and 81 in response to the Staff’s comment.

3.	We note your response to prior comment no. 6 and reissue. In regards to earnings growth, please balance your disclosure by disclosing net income for fiscal years ended 2006 and 2007.

Response: The Company has revised the Registration Statement on page 1 in response to the Staff’s comment.

July 17, 2008

Summary Historical Consolidated and Combined Financial Data, page 10

4.	Refer to your response to our prior comment 19. Based upon your response, we will not object to your presentation of EBITDA in this table. However, you emphasize the use of EBITDA as a valuable liquidity measure with respect to the debt-service of the company. As a liquidity measure, we would generally expect to see this non-GAAP measure reconciled to net cash flows from operations. However, you reconcile EBITDA to net income (loss), thus indicating its use as a performance measure. Although you have indicated that EBITDA is used as a performance measure with regard to the computation of management compensation, it appears that your primary explanation of the use of this measure centers on your debt covenants in relation to your liquidity position. Please revise your disclosure of EBITDA for consistency between the explanation and the reconciliation in your use of this non-GAAP measure. That is, please either reconcile the measure to operating cash flows or, if you are required to reconcile this specific measure to net income by a covenant in your debt agreements, please clarify this fact in your accompanying disclosure.

Response: The Company has revised the Registration Statement on pages 14, 64, 65, 71 and 72 in response to the Staff’s comment.

5.	Refer to your response to prior comment 20. With regard to Adjusted EBITDA, based upon your response we do not disagree with your conclusion that this measure is important to an understanding of the company’s financial condition and liquidity. For that reason, we encourage you to present Adjusted EBITDA and its numerical computation in the MD&A section of the filing as part of your discussion of liquidity. This matter was contemplated, and our views set forth, in Question 10 of the FAQ regarding the use of Non-GAAP financial measures dated June 13, 2003. We will also not object if you wish to include a narrative discussion of the importance of this measure in a footnote to your summary financial data presentation. If you wish to state in your footnote that this measure is also utilized in connection with certain performance-based bonus plans, you may disclose this fact as well. You may also include, in your footnote, a cross-reference to the page upon which your Adjusted EBITDA is presented. However, please confine your numerical presentation of the measure to your MD&A presentation in filed documents for the reasons set forth in Item 10(e) of Regulation S-K.

Response: The Company has revised the Registration Statement on pages 64, 65, 71 and 72 in response to the Staff’s comment.

July 17, 2008

6.	With regard to the inclusion of “Adjusted EBITDA” in your earnings press releases, please note that when non-GAAP financial measures are “furnished” under Item 2.02 of the Instructions to the Form 8-K, your presentation is subject only to the requirements of Regulation G. The restrictions of Item 10(e) of Regulation S-K, referenced above, do not apply. Therefore, it appears that you are not precluded from including this measure within your furnished documents.

Response: The Company acknowledges the Staff’s comment.

Apollo Controls Us, page 23

7.	We note your response to our prior comment 27. Please explain why you have not instituted any formal plans to address conflicts of interest.

Response: The Company advises the Staff that, consistent with Delaware law, the board of directors of the Company expects that any conflicts of interests would be disclosed to the full board of directors, at which time and depending on the facts and circumstances, the board of directors would then decide the best way to address any such conflict.

Management, page 88

2007 Executive Compensation Components, page 93

8.	We note your response to prior comment no. 41 and the revisions to the disclosure. Please confirm that you do not review comparable salary data in determining executive compensation.

Response: The Company confirms that it does not review comparable salary data in determining executive compensation.

9.	We note your response to our prior comment 42. Please explain how the Total Recordable Incident Rate is calculated.

Response: The Company has revised the Registration Statement on page 102 in response to the Staff’s comment.

Consolidated Statements of Operations, page F-4

10.	Refer to your responses to prior comments 45 and 46. We note that you will provide the disclosures required under SAB Topic 1-B-3 upon finalization of the terms of the offering. We may have further comments upon review of these disclosures.

Response: The Company acknowledges the Staff’s comment and undertakes to provide the disclosures required under SAB Topic 1-B-3 upon finalization of the terms of the offering.

July 17, 2008

Note 8, Debt, page F -17

11.	Reference is made to your response to previous comment 49. When unpaid interest has been legally converted to a note payable, in substance these PIK notes are simply an obligation for unpaid interest. Upon payment, the cash outflow should be reflected as an operating cash flow, similar to any other interest, as required by paragraph 23d of SFAS 95. Your attention is also invited to Question 22 of AICPA Technical Questions Section 1300 for guidance. Please clarify your response by confirming that the repayment of any PIK interest that is converted to a note payable will be considered an operating activity in the statement of cash flows in accordance with SFAS 95.

Response: The Company has revised the Registration Statement on pages F-20 and F-53 and S-5 in response to the Staff’s comment.

Form 10-K — Flag Intermediate Holdings Corporation/Metals USA Inc.

MD&A—Contractual Obligations, page 48

12.	Please revise your disclosure in any amendments or future filings to include the reasons you provided to us for not including interest payments in the table of contractual obligations, such as the difficulty in making an accurate estimate and your conclusion that the interest component would not be material.

Response: The Company acknowledges the Staff’s comment and will revise the Company’s disclosure in any amendments or future filings to include the reasons provided to the Staff for not including interest payments in the table of contractual obligations.

* * * * *

July 17, 2008

Should you require further clarification of the matters discussed in this letter or in the amended Registration Statement, please contact me, Sarah A. Lewis or Adrian L. Bell at (212) 403-1000 (facsimile: (212) 403-2000).

Sincerely,

/s/ Andrew J. Nussbaum

Andrew J. Nussbaum

cc:	John A. Hageman, Esq.
Senior Vice President and Chief Legal Officer, Metals USA Holdings Corp.

LizabethAnn R. Eisen
Cravath, Swaine & Moore LLP